EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2010 compared to three months ended March 31, 2009

During the three months ended March 31, 2010, we had an average of 41.5 containerships in our fleet. During the three months ended March 31, 2009, we had an average of 39.0 containerships in our fleet. We took delivery of one 6,500 TEU vessel, the CMA CGM Musset, on March 12, 2010. As of January 22, 2010, we sold one 1,704 TEU vessel, the MSC Eagle, built in 1978. Our fleet utilization was 99.7% in the three months ended March 31, 2010 compared to 96.3% in the three months ended March 31, 2009.

Operating Revenue

Operating revenue increased 5.8%, or $4.4 million, to $79.7 million in the three months ended March 31, 2010, from $75.3 million in the three months ended March 31, 2009. The increase was primarily a result of the addition to our fleet of two 4,253 TEU containerships, the Zim Dalian and the Zim Luanda on March 31, 2009 and June 26, 2009, respectively, and two 6,500 TEU containerships, the CMA CGM Moliere and the CMA CGM Musset, on September 28, 2009 and March 12, 2010, respectively, which collectively contributed revenues of $7.8 million during the three months ended March 31, 2010. These revenues were offset in part by the sale of one 1,704 TEU containership, the MSC Eagle, on January 22, 2010, that contributed revenues of $0.9 million for the three months ended March 31, 2009 compared to $0.1 million for the three months ended March 31, 2010.

We also had a further decrease in revenues of $2.6 million during the three months ended March 31, 2010, mainly attributable to the re-chartering of the Hanjin Montreal on March 1, 2009 and the Bunga Raya Tiga on April 28, 2009 at reduced daily charter rates, as well as reduced charter hire in relation to vessels laid up by our charterers representing operating expenses credited to the charterers, since such expenses were not being incurred during the lay-up period. This was partially offset by reduced scheduled off-hire days in the three months ended March 31, 2010 compared to the respective period of 2009.

Voyage Expenses

Voyage expenses decreased 20.0%, or $0.4 million, to $1.6 million in the three months ended March 31, 2010, from $2.0 million in the three months ended March 31, 2009. During the first quarter of 2009, we had bunker costs of $0.4 million, attributable to five of our vessels for which drydocking was performed, which did not occur in the first quarter of 2010. Our vessels are not otherwise subject to fuel costs, which are paid by our charterers.

Vessel Operating Expenses

Vessel operating expenses decreased 20.8%, or $4.6 million, to $17.5 million in the three months ended March 31, 2010, from $22.1 million in the three months ended March 31, 2009. The reduction is mainly attributed to reduced costs of certain vessels which were on lay-up for 614 days in aggregate during the first quarter of 2010. Although the average number of vessels in our fleet increased during the three months ended March 31, 2010 compared to the same period of 2009, the average daily operating cost per vessel decreased to $4,701 for the three months ended March 31, 2010, from $6,286 for the three months ended March 31, 2009. Excluding those vessels on lay-up, the average daily operating cost per vessel in our fleet was $5,627 for the three months ended March 31, 2010.

Depreciation

Depreciation expense increased 13.4%, or $1.9 million, to $16.1 million in the three months ended March 31, 2010, from $14.2 million in the three months ended March 31, 2009. The increase in depreciation expense was due to the increased average number of vessels in our fleet during the three months ended March 31, 2010 compared to the same period of 2009.

Impairment Loss

On March 31, 2010, we expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and recorded impairment losses of $71.5 million consisting of cash advances of $64.35 million paid to the shipyard and $7.16 million of capitalized interest and other predelivery capital expenditures paid in relation to the construction of the respective newbuildings. On May 25, 2010, we signed the cancellation agreement. No impairment losses were recorded in 2009.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased 10.5%, or $0.2 million, to $1.7 million in the three months ended March 31, 2010, from $1.9 million in the three months ended March 31, 2009.

General and Administrative Expenses

General and administrative expenses increased 74.2%, or $2.3 million, to $5.4 million in the three months ended March 31, 2010, from $3.1 million in the same period of 2009. The increase was mainly the result of legal and advisory fees of $1.8 million primarily related to our debt restructuring effort, and increased fees of $0.5 million to our Manager in the first quarter of 2010 compared to the same period of 2009 due to the increase in the average number of our vessels in our fleet and an increase in the per day fee payable to our Manager since January 1, 2010.

On February 8, 2010, the Company signed an addendum to the management contract adjusting the management fees, effective January 1, 2010, to a fee of $675 per day for commercial, chartering and administrative services, a fee of $340 per vessel per day for vessels on bareboat charter and $675 per vessel per day for vessels on time charter. The incremental amount of the management fees above the previous rate level is payable by the Company, as accrued until the date of payment, at any time before the end of 2010.

Gain on Sale of Vessels

On January 22, 2010, we sold the MSC Eagle, a containership built in 1978 with a capacity of 1,704 TEU. The sale consideration was $4.6 million. The Company realized a net gain on this sale of $1.9 million.

Interest Expense and Interest Income

Interest expense increased by 7.3%, or $0.6 million, to $8.8 million in the three months ended March 31, 2010, from $8.2 million in the three months ended March 31, 2009. The change in interest expense was due to the increase in our average debt by $240.6 million, to $2,342.3 million in the quarter ended March 31, 2010, from $2,101.7 million in the quarter ended March 31, 2009, which was partially offset by the decrease of LIBOR payable under our credit facilities in the three months ended March 31, 2010 compared to the three months ended March 31, 2009. The financing of our extensive newbuilding program resulted in interest capitalization, rather than such interest being recognized as an expense, of $7.2 million for the three months ended March 31, 2010 compared to $7.2 million of capitalized interest for the three months ended March 31, 2009.

Interest income decreased by $0.8 million, to $0.2 million in the three months ended March 31, 2010, from $1.0 million in the three months ended March 31, 2009. The decrease in interest income is attributable to lower average cash balances, as well as reduced interest rates to which our cash balances were subject during the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Other Finance Costs, Net

Other finance costs, net, increased by $0.2 million, to $0.5 million in the three months ended March 31, 2010, from $0.3 million in the three months ended March 31, 2009.

Other Income/(Expenses), Net

Other income/(expenses), net, was nil in the three months ended March 31, 2010 compared to an expense of $0.4 million in the three months ended March 31, 2009. The decreased expense is attributable to $0.4 million of deferred fees written-off during the three months ended March 31, 2009.

Loss on Fair value of Derivatives

Loss on fair value of derivatives, increased by $34.6 million, to a loss of $38.5 million in the three months ended March 31, 2010, from a loss of $3.9 million in the same period of 2009. The increase is mainly attributable to non-cash changes in fair value of interest rate swaps losses of $18.3 million recorded in our condensed consolidated statement of income in the first quarter of 2010, due to hedge accounting ineffectiveness, compared to a gain of $0.6 million in the first quarter of 2009, as well as a loss of $4.2 million in relation to deferred realized losses of cash flow hedges for the HN N-216, the HN N-217 and the HN N-218 following their cancellation reclassified from “Accumulated other comprehensive loss” in the condensed consolidated balance sheet to our condensed consolidated statement of income. Furthermore, realized losses on interest rate swap hedges of $16.0 million recorded in our condensed consolidated statement of income during the three months ended March 31, 2010, which is mainly attributable to reduced LIBOR payable on our credit facilities against LIBOR fixed through our interest rate swaps, compared to $4.5 million of such losses in the three months ended March 31, 2009. In addition, realized losses on cash flow hedges of $11.7 million and of $6.3 million in the three months ended March 31, 2010 and 2009, respectively, were deferred and recorded in “Accumulated Other Comprehensive Loss” on our balance sheet, rather than such realized losses being recognized as an expense, and will be reclassified into earnings over the depreciable life of these vessels under construction, which are financed by loans for which interest rates have been hedged by our interest rate swap contracts.

Liquidity and Capital Resources

Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, including from vessel sales, and long-term bank borrowings, as well as proceeds from our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

Our primary short-term liquidity needs are to fund our vessel operating expenses, loan amortization and interest payments. Our medium-term liquidity needs primarily relate to the purchase of the 20 additional containerships for which we have contracted, as of June 30, 2010, and for which we had scheduled future payments through the scheduled delivery of the final contracted vessel during 2012 aggregating $1.4 billion as of June 30, 2010.  In July 2010, we have taken delivery of two additional containerships and paid aggregate newbuilding installments of $27.5 million, with cash on hand and $25.0 million of additional borrowings, in connection therewith.  Our long-term liquidity needs primarily relate to debt repayment. We anticipate that our primary sources of funds will be cash from our existing credit facilities and additional credit facilities and financing arrangements for which we have reached agreements in principle as described below, cash from operations and equity or equity-linked financings. Specifically, we have reached agreements in principle for an agreement (the “Bank Agreement”), but we have not yet obtained formal approvals from the credit committees of all the banks, in respect of our existing financing arrangements, other than our credit facilities with the Export Import Bank of Korea (“KEXIM”) and with KEXIM and Fortis Bank), and for new credit facilities (the “New Credit Facilities”) from certain of our current lenders aggregating approximately $426.0 million, including $25.0 million under a bridge facility which has already been advanced to us as of July 1, 2010 following the delivery of the CMA CGM Rabelais on July 2, 2010, and will be subsequently transferred to one of these new credit facilities.  In addition, we have reached an agreement in principle with Citibank and the Export Import Bank of China for a new $203.4 million credit facility (the “Citi-CEXIM Credit Facility”), in respect of which the China Export & Credit Insurance Corporation (or Sinosure) would cover certain risks, as well as guarantee our obligations in certain circumstances, and an agreement in principle with Hyundai Samho Shipyard (the “Hyundai Samho Vendor Financing”) to finance 15%, or $190.0 million, of the aggregate purchase price of eight of our newbuilding containerships. These agreements in principle, including the Bank Agreement, are subject to registration and execution by all parties of definitive agreements and the satisfaction of conditions thereto. Our receipt of net proceeds from equity issuances of $200 million, including an investment by our Chief Executive Officer, will be among the conditions to the Bank Agreement and new credit facilities. Any such equity offering is subject to, among other things, market conditions and there is no assurance that such an offering will be completed. We believe that, so long as we are able to enter into and comply with the terms of the definitive agreements for these arrangements, including raising the requisite net proceeds from equity issuances and the satisfaction of the other conditions thereto, we will be able to fund the remaining installment payments under our newbuilding contracts and satisfy our other liquidity needs.

As of May 25, 2010, we signed an agreement to cancel newbuilding contracts for three 6,500 TEU containerships which were scheduled to be delivered to us in 2012, in return for the shipyard retaining $64.35 million in previously paid deposits for such vessels and in connection with which we wrote-off capitalized interest and other predelivery capital expenditures of $7.16 million. We have also entered into agreements to cancel the charters for such vessels. As of June 30, 2010, after giving effect to these newbuilding cancellations, the remaining capital expenditure installments for our 20 newbuilding vessels were approximately $428.8 million for the remainder of 2010, $540.7 million for 2011 and $448.6 million for 2012. As of June 30, 2010, we expect to fund the remaining installment payments of approximately $1.4 billion with undrawn borrowing capacity under our existing credit facilities of $308.1 million, as well as restricted cash of $21.2 million designated for newbuilding progress payments, and with borrowings under the New Credit Facilities with certain of our existing lenders, under the Citi-CEXIM Credit Facility, under the Hyundai Samho Vendor Financing for which we have reached agreements in principle, as well as up to $200 million of net proceeds from equity issuances and cash generated from our operations.

Under our existing multi-year charters as of June 30, 2010, giving effect to the cancellation of the charters for the three newbuildings we agreed to cancel in the first half of 2010, we had contracted revenues of $196.2 million for the remainder of 2010, $437.9 million for 2011 and, thereafter, approximately $5.4 billion, of which amounts $24.8 million, $158.0 million and $3.5 billion, respectively, are associated with charters for our contracted newbuildings, some of which do not yet have committed financing arrangements in place. However, as described above, we have reached agreements in principle to partially finance such newbuildings, along with amounts we expect to fund with up to $200 million of net proceeds from planned equity issuances and with cash generated from our operations. These expected revenues are based on contracted charter rates and, therefore, we are dependent on our charterers’ ability and willingness to meet their obligations under these charters.

On April 14, 2010, we entered into a supplemental agreement with the Royal Bank of Scotland for the release of the balance of our restricted cash with the bank of $169.9 million and the immediate application of such amount as a prepayment of our $700.0 million senior revolving credit facility. The amount prepaid pursuant to this agreement is available for re-drawing as progress payments to shipyards for specific newbuildings. As of June 30, 2010, we had approximately $308.1 million undrawn under our credit facilities, $21.2 million of restricted deposits designated for newbuilding progress payments, as well as available cash and cash equivalents. Our board of directors has determined to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the containership sector. In addition, during the period covered by the waiver agreements entered with our lenders in relation to certain covenant breaches, we are not permitted to make dividend payments without the consent of our lenders and under the terms of our Bank Agreement will generally not be permitted to pay dividends.

As of December 31, 2009 (and as further described in our 2009 annual financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission (“SEC”) on June 18, 2010), we were in breach of various covenants in our credit facilities, for some of which we had obtained waivers and for others we had not. The waivers we have obtained are for a period through October 1, 2010. Furthermore, as of March 31, 2010, there are further breaches for which we have not obtained waivers. In addition, although we were in compliance with the covenants in our credit facility with KEXIM, and have obtained waivers of non-compliance with certain other covenants under other credit facilities as noted above, under the cross default provisions of our credit facilities the lenders could require immediate repayment of the related outstanding debt. Under the terms of the Bank Agreement for which we have reached an agreement in principle, the lenders under our existing credit facilities, other than under our KEXIM and our KEXIM-Fortis credit facilities, intend to waive any existing covenant breaches or defaults under our existing credit facilities, and agree to amend the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement.

If we are not able to obtain waivers to these existing breaches, which due to the cross default provisions in our loan agreements result in breaches under our other credit facilities, by entering into definitive documentation for the Bank Agreement or otherwise and to reach separate agreements in respect of our KEXIM and KEXIM Fortis credit facilities, our lenders could accelerate our outstanding indebtedness and foreclose upon the vessels in our fleet, adversely affecting our ability to conduct our business. In addition, if the current low charter rates in the containership market and low vessel values continue or decrease further, or our charterers were to fail to meet their payment obligations, our ability to comply with the covenants in our loan agreements, including the modified covenants that would be applicable to our existing credit facilities under the terms of the Bank Agreement and the covenants in the other new financing arrangements for which we have reached agreements in principle, may be adversely affected and we may not be able to draw down the full amount of certain of our credit facilities, which contain restrictions on the amount of cash that can be advanced to us under our credit facilities based on the market value of the vessel or vessels in respect of which the advance is being made.

Due to the uncertainties relating to our ability to comply with the financial covenants in our existing credit facilities and procure additional bank, equity or other financing to repay outstanding indebtedness under such credit facilities should our lenders accelerate such indebtedness due to such covenant non-compliance, our independent registered public accounting firm issued its audit opinion with an explanatory paragraph in connection with our annual consolidated financial statements as of December 31, 2009, that expresses substantial doubt about our ability to continue as a going concern. Our condensed consolidated financial statements as of March 31, 2010 and our annual consolidated financial statements as of December 31, 2009, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. There is, however, a material uncertainty related to events or conditions which raise substantial doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our management has taken a number of steps to mitigate these concerns by seeking to conserve cash resources, reduce capital expenditure obligations and procure additional financing. Our management believes that such steps, which include seeking to restructure our existing debt, obtain additional bank financing, obtain vendor financing from shipyards, reduce our newbuilding capital expenditure obligations and raise equity capital as described above, will be sufficient to provide us with the ability to continue our operations, however, there can be no assurance that we will be able to negotiate and enter into definitive documentation for these arrangements for which we have reached agreements in principle or be able to satisfy the conditions thereto, including raising the requisite net proceeds from equity issuances.

Cash Flows

Working capital is equal to current assets minus current liabilities, including all of our outstanding debt which has been classified as current as of March 31, 2010 and December 31, 2009. Our working capital deficit was $2.3 billion as of March 31, 2010 compared to working capital deficit of $2.2 billion as of December 31, 2009. The deficit as of March 31, 2010 and December 31, 2009 is due to the reclassification of long-term debt to current liabilities due to breaches under our credit facilities.

We have reached agreements in principle on the Bank Agreement which will restructure our existing financing arrangements, other than our KEXIM and KEXIM Fortis credit facilities, and for new credit facilities and other financing arrangements. In addition, our receipt of net proceeds from equity issuances of $200 million, including an investment by our Chief Executive Officer, will be a condition to the Bank Agreement. Any such equity offering is subject to, among other things, prevailing market conditions and there is no assurance that such an offering will be completed. We believe that, so long as we are able to enter into and comply with the terms of the definitive agreements for these arrangements, including raising the requisite net proceeds from equity issuances, we will be able to fund the remaining installment payments under our newbuilding contracts and satisfy our other liquidity needs.

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased 46.3%, or $13.6 million, to $15.8 million in the three months ended March 31, 2010 compared to $29.4 million in the three months ended March 31, 2009. The decrease was primarily the result of increased interest cost of $17.6 million (including realized losses on the Company’s interest rate swaps), an unfavorable change in the working capital position and reduced cash from operations of $0.5 million, which was partially offset by reduced payments for drydocking of $4.5 million in the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $59.1 million, to $73.9 million in the three months ended March 31, 2010 compared to $133.0 million in the three months ended March 31, 2009. The difference reflects installment payments for newbuildings, as well as interest capitalized and other related capital expenditures, of $75.6 million in the three months ended March 31, 2010 compared to $132.9 million during the three months ended March 31, 2009 and proceeds from sale of vessels of nil in the three months ended March 31, 2009 compared to $1.8 million in the three months ended March 31, 2010.

Net Cash Provided by Financing Activities

Net cash flows provided by financing activities decreased by $48.3 million, to $40.7 million in the three months ended March 31, 2010 compared to $89.0 million in the three months ended March 31, 2009. The decrease is primarily due to the proceeds from long-term debt of $57.9 million during the three months ended March 31, 2010 compared to $67.6 million in the three months ended March 31, 2009. In addition, repayment of indebtedness was $19.9 million in the three months ended March 31, 2010 compared to $9.2 million in the three months ended March 31, 2009 and restricted cash decreased by $2.8 million in the three months ended March 31, 2010 compared to a decrease of $32.0 million in the three months ended March 31, 2009.

Non-GAAP financial measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. See the tables below for supplemental financial data and corresponding reconciliations to GAAP financial measures for the three months ended March 31, 2010 and 2009. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA, adjusted for non-cash changes in fair value of derivatives, non-cash impairment losses and gains/(losses) on sale of vessels. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because are used by certain investors to measure a company’s ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.  Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as a principal indicator of our performance.

EBITDA and Adjusted EBITDA Reconciliation to Net (Loss)/Income

	Three months ended March 31,	Three months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Net (loss)/income	$(79,765)	$20,045
Depreciation	16,061	14,221
Amortization of deferred drydocking & special survey costs	1,740	1,915
Interest income	(249)	(986)
Interest expense	8,776	8,162
EBITDA	$(53,437)	$43,357

Impairment loss	71,509	—
Gain on sale of vessel	(1,916)	—
Non-cash changes in fair value of derivatives	22,450	(581)
Adjusted EBITDA	$38,606	$42,776

EBITDA and Adjusted EBITDA Reconciliation to Net Cash Provided from Operating Activities

	Three months ended March 31,	Three months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$15,772	$29,352
Net increase/(decrease) in current and non-current assets	2,979	3,739
Net (increase)/decrease in current and non-current liabilities	(320)	(7,948)
Net interest	8,527	7,176
Amortization of finance costs	(320)	(107)
Written off finance costs	—	(412)
Payments for dry-docking/special survey	258	4,720
Gain on sale of vessel	1,916	—
Stock based compensation	(27)	(16)
Impairment loss	(71,509)	—
Change in fair value of derivative instruments	(10,713)	6,853
EBITDA	$(53,437)	$43,357

Impairment loss	71,509	—
Gain on sale of vessel	(1,916)	—
Non-cash changes in fair value of derivatives	22,450	(581)
Adjusted EBITDA	$38,606	$42,776

EBITDA decreased by $96.8 million, to $(53.4) million in the three months ended March 31, 2010, from $43.4 million in the three months ended March 31, 2009. The decrease is mainly attributed to an impairment loss of $71.5 million recorded in the three months ended March 31, 2010, increased losses on fair value of derivatives of $34.5 million and increased net interest expense of $1.4 million in the three months ended March 31, 2010 compared to the three months ended March 31, 2009, which partially offset by a gain on sale of vessel of $1.9 million recorded in the three months ended March 31, 2010, increased operating revenues of $4.4 million in the three months ended March 31, 2010 compared to the three months ended March 31, 2009, as well as reduced operating expenses of $4.6 million in the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Adjusted EBITDA decreased by $4.2 million, to $38.6 million in the three months ended March 31, 2010, from $42.8 million in the three months ended March 31, 2009. The decrease is mainly attributed to increased realized losses on fair value of derivatives of $11.5 million and increased net interest expense of $1.4 million in the three months ended March 31, 2010 compared to the three months ended March 31, 2009, which partially offset by increased operating revenues of $4.4 million in the three months ended March 31, 2010 compared to the three months ended March 31, 2009, as well as reduced operating expenses of $4.6 million in the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 11 to our condensed consolidated financial statements. We also have entered into guarantee facility agreements, with HSH Nordbank and the Royal Bank of Scotland, which are described in Note 11 to our condensed consolidated financial statements.  Under the Bank Agreement for which we have reached an agreement in principle, these existing credit facilities would continue to be made available by the respective lenders but (other than with respect to our KEXIM and KEXIM-Fortis credit facilities which are not covered by the Bank Agreement) with revised amortization schedules, interest rates, financial covenants, events of default and other terms. In addition, while the vessels currently securing these credit facilities would continue to collateralize such facilities, we would provide additional collateral under certain of these credit facilities and provide first priority liens over certain currently unencumbered newbuildings and second or third priority liens over certain vessels currently securing existing facilities as collateral for our new credit facilities. The following summarizes certain terms of our existing credit facilities, as well as the new credit facilities for which we have reached agreements in principle:

Lender	Remaining Available Principal Amount (in millions)(1)	Outstanding Principal Amount (in millions)(1)	Collateral Vessels(5)

Existing Credit Facilities

The Royal Bank of Scotland(3)(*)	$37.5	$652.6

Mortgages for existing vessels and refund guarantees for newbuildings relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Hyundai Federal (ex APL Confidence), the Zim Monaco, the Hanjin Buenos Aires, the HN N-221, the HN N-222, the HN S-4005 the HN H1022A, the HN N-218 (cancelled as of May 25, 2010), the HN S-458, the HN S-459, the HN S-460 and the HN S-461

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(4)(2)(*)	$25.0	$664.3

CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the Henry (ex CMA CGM Passiflore), the Hyundai Commodore (ex MOL Affinity), the Hyundai Duke, the CMA CGM Vanille, the Marathonas (ex MSC Marathon), the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter and Hanjin Montreal and assigned refund guarantees related to pre-delivery installments for the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004

Emporiki Bank of Greece S.A.	$—	$156.8	CMA CGM Moliere and CMA CGM Musset

Deutsche Bank	$—	$180.0	Zim Rio Grande, the Zim Sao Paolo and Zim Kingston

Credit Suisse	$90.1	$131.0	Zim Luanda, CMA CGM Nerval and YM Mandate

Fortis Bank—Lloyds TSB—National Bank of Greece	$—	$253.2	YM Colombo, YM Seattle, YM Vancouver and YM Singapore

Deutsche Schiffsbank—Credit Suisse—Emporiki Bank	$178.1	$120.4	ZIM Dalian and assignment of refund guarantees and newbuilding contracts relating to the HN N-220, the HN N-223, the HN N-215 and the HN Z00001

HSH Nordbank	$—	$36.0	Bunga Raya Tujuh (ex Maersk Deva) and the Bunga Raya Tiga (ex Maersk Derby)

KEXIM	$—	$67.8	CSCL Europe and the CSCL America (ex MSC Baltic)

KEXIM-Fortis	$—	$107.5	CSCL Pusan and the CSCL Le Havre

New Credit Facilities For Which We Have Reached Agreements In Principle**

HSH Nordbank(***)	$125.0	$—	HN S459, HN S462 and CMA CGM Rabelais

RBS	$100.0	$—	HN S458 and HN S461

Fortis Club Facility	$37.1	$—	HN S463

Club Facility	$83.9	$—	HNS456 and HN S457

Citi-Eurobank	$80.0	$—	HN S460

Citi-CEXIM	$203.4	$—	Hull No. Z00002, Hull No. Z00003 and Hull No. Z00004

Hyundai Samho Vendor	$190.0	$—	Second priority liens on Hulls No. S456, S457, S458, S459, S460, S461, S462 and S463.

*	Revolving credit facility.

**	As of the date of this report, we have not yet obtained formal approvals from all of the respective credit committees of the banks.

***

Includes remaining available principal commitment of $25.0 million under the Aegean Baltic Bank—HSH Nordbank—Piraeus Bank credit facility as of March 31, 2010, which will be transferred to the new facility from a bridge financing facility and was drawn down on July 1, 2010 for the delivery of the vessel CMA CGM Rabelais on July 2, 2010.

(1)	As of March 31, 2010.

(2)

As of July 10, 2009, we agreed to amend the facility by adding additional collateral as follows: (a) newbuilding vessel CMA CGM Rabelais to be provided as first priority security under the facility, (b) second priority mortgages on the Bunga Raya Tujuh (ex Maersk Deva) and the Bunga Raya Tiga (ex Maersk Derby) financed by HSH Nordbank AG and Dresdner Bank and (c) second priority mortgages on the CSCL Europe and the CSCL America (ex MSC Baltic) financed by KEXIM credit facility and the CSCL Pusan (ex HN 1559) and the CSCL Le Havre (ex HN 1561) financed by our KEXIM-Fortis credit facility.

(3)

Pursuant to the Bank Agreement for which we have reached an agreement in principle, this credit facility would also be secured by a second priority lien on the Bunga Raya Tiga, the CSCL America (ex MSC Baltic) and the CSCL Le Havre.

(4)

Pursuant to the Bank Agreement for which we have reached an agreement in principle, this credit facility would also be secured by a second priority lien on the Bunga Raya Tujuh, the CSCL Europe and the CSCL Pusan.

(5)

Pursuant to the Bank Agreement for which we have reached an agreement in principle, our existing credit facilities with banks participating as lenders under the new credit facilities for which we have reached agreements in principle would also be collateralized by second or third priority liens on the vessels that would be subject to first priority liens under the new credit facilities with such lenders.

Outstanding indebtedness under our each of our existing credit facilities, other than our KEXIM and KEXIM-Fortis credit facilities, bears interest at a rate of LIBOR plus an applicable margin. The weighted average interest rate margin over LIBOR in respect of our existing credit facilities was 2.17% for the year ended December 31, 2009 and for the three months ended March 31, 2010. As described above, the interest rate, amortization profile and certain other terms of each of our existing credit facilities would be adjusted to provide for consistent terms under each facility pursuant to the terms of the Bank Agreement, other than with respect to our KEXIM and KEXIM-Fortis credit facilities which will not be covered by the Bank Agreement. Our KEXIM credit facility, under which outstanding indebtedness bears interest at a fixed rate of 5.0125%, and our KEXIM-Fortis credit facility, under which $98.5 million of the outstanding indebtedness, as of June 30, 2010, bears interest at a fixed rate of 5.02% and $9.0 million of the outstanding indebtedness, as of June 30, 2010, bears interest at a rate of LIBOR plus a margin, have maturity dates of November 2016 and October 2018 (in respect of the fixed rate tranche) and January 2019 (in respect of the floating rate tranche), respectively.

As of December 31, 2009 (and as further described in our 2009 annual financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 18, 2010), we were in breach of various covenants in our credit facilities, for some of which we had obtained waivers and for others we had not. The waivers we have obtained are for a period through October 1, 2010. Furthermore, as of March 31, 2010, there are further breaches for which we have not obtained waivers.  In addition, although we were in compliance with the covenants in our credit facility with KEXIM, and have obtained waivers of non-compliance with certain other covenants under other credit facilities as noted above, under the cross default provisions of our credit facilities the lenders could require immediate repayment of the related outstanding debt.  As described above, we have reached an agreement in principle for a Bank Agreement with the lenders under each of our existing credit facilities (other than our KEXIM and KEXIM-Fortis credit facilities), which contemplates that the lenders participating thereunder would continue to provide our existing credit facilities and would waive any existing covenant breaches or defaults under our existing credit facilities and agree to amend the covenants under our existing credit facilities in accordance with the terms of the Bank Agreement. Our existing credit facilities also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a cross-default with respect to financial indebtedness or any adverse change in the financial position or prospects of the vessel-owning subsidiaries or the Company that creates a material risk to our ability to repay such indebtedness and, in some cases, certain changes in the charters for vessels mortgaged under the applicable credit facility.

For additional details regarding our agreements in principle for the Bank Agreement, the New Credit Facilities with existing lenders, Citi-CEXIM Credit Facility and Samho Hyundai Vendor Financing, please see “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on June 18, 2010. As part of the Bank Agreement, we have agreed to issue to the lenders under our New Credit Facilities warrants to purchase an aggregate of 15 million shares of our common stock for an exercise price of $7.00 per share. The warrants would expire on December 31, 2018.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. Due to the contemplated changes to the amortization profiles and interest rates under our existing credit facilities pursuant to the terms of the Bank Agreement, our interest rate swap agreements are expected to have a greater degree of ineffectiveness as hedging instruments with the result that changes in the fair value of such ineffective portion of such swap arrangements would be recognized in our statement of income. See Note 12, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report. We do not use financial instruments for trading or other speculative purposes.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2010.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization

The table below sets forth our consolidated capitalization as of March 31, 2010:

•                           on an actual basis; and

•                           on an as adjusted basis to reflect scheduled principal repayments of $6.9 million under our existing credit facilities, principal prepayment of $169.9 million under our $700.0 million senior revolving credit facility with the Royal Bank of Scotland following a supplemental agreement signed to release the balance of our restricted cash with the bank and the immediate application of such amount to the outstanding balance of the credit facility, as well as debt drawdowns of $192.5 million in the period from March 31, 2010 to July 28, 2010.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations or special dividends as adjusted in the table below between March 31, 2010 and July 28, 2010.  This table should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included in this report.

	As of March 31, 2010
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$2,369,646	$2,385,375

Stockholders’ equity:
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 54,557,500 shares issued actual and as adjusted; 54,548,246 shares outstanding actual and as adjusted	546	546
Additional paid-in capital	288,595	288,595
Treasury stock	(44)	(44)
Accumulated other comprehensive loss	(357,056)	(357,056)
Retained earnings	360,799	360,799
Total stockholders’ equity	292,840	292,840
Total capitalization	$2,662,486	$2,678,215

(1) All of our indebtedness is secured

Recent Developments

On July 2, 2010, we took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Rabelais. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

On July 6, 2010, we took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Santos. The vessel has been deployed on a 10-year time charter with one of the world’s major liner companies.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance, ability to enter into definitive documentation for the restructuring of certain of our existing credit facilities and new financing arrangements for which we have reached agreements in principle and satisfy the conditions thereto, ability to obtain financing and comply with covenants contained in our financing agreements, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of March 31, 2010 (unaudited) and December 31, 2009	F-2

Condensed Consolidated Statements of Income for the Three Months Ended March 31, 2010 and 2009 (unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2010 and 2009 (unaudited)	F-4

Notes to the Condensed Consolidated Financial Statements (unaudited)	F-5

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share amounts)

		As of
	Notes	March 31, 2010	December 31, 2009
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$104,685	$122,050
Restricted cash, current portion	3	195,659	154,078
Accounts receivable, net		4,546	3,732
Inventories		7,928	7,653
Prepaid expenses		1,164	1,056
Due from related parties		8,279	8,647
Other current assets		3,134	3,288
Total current assets		325,395	300,504

Fixed assets, net	4	1,653,277	1,573,759
Advances for vessels under construction	5	1,120,542	1,194,088
Restricted cash, net of current portion	3	—	44,393
Deferred charges, net	6	18,692	20,583
Other non-current assets	12b,7	12,012	9,384
Total non-current assets		2,804,523	2,842,207
Total assets		$3,129,918	$3,142,711

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	8	$62,429	$49,542
Accrued liabilities	9	34,634	31,096
Current portion of long-term debt	11	2,369,646	2,331,678
Unearned revenue		5,181	5,626
Other current liabilities	10	110,037	100,065
Total current liabilities		2,581,927	2,518,007

LONG-TERM LIABILITIES
Unearned revenue, net of current portion		3,372	3,914
Other long-term liabilities	10,12a	251,779	215,199
Total long-term liabilities		255,151	219,113
Total liabilities		2,837,078	2,737,120

Commitments and Contingencies	13	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2010 and December 31, 2009)	14	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of March 31, 2010 and December 31, 2009. 54,557,500 issued as of March 31, 2010 and December 31, 2009. 54,548,246 and 54,550,858 shares outstanding as of March 31, 2010 and December 31, 2009)	14	546	546
Additional paid-in capital		288,595	288,613
Treasury stock	14	(44)	(39)
Accumulated other comprehensive loss	12a,15	(357,056)	(324,093)
Retained earnings		360,799	440,564
Total stockholders’ equity		292,840	405,591
Total liabilities and stockholders’ equity		$3,129,918	$3,142,711

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except per share amounts)

		Three months ended March 31,
	Notes	2010	2009

OPERATING REVENUES		$79,659	$75,252

OPERATING EXPENSES
Voyage expenses		(1,586)	(2,004)
Vessel operating expenses		(17,546)	(22,063)
Depreciation	4	(16,061)	(14,221)
Impairment loss	18	(71,509)	—
Amortization of deferred drydocking and special survey costs	6	(1,740)	(1,915)
General and administration expenses		(5,372)	(3,120)
Gain on sale of vessels		1,916	—
Income From Operations		(32,239)	31,929

OTHER INCOME/(EXPENSE)
Interest income		249	986
Interest expense		(8,776)	(8,162)
Other finance costs, net		(490)	(336)
Other income/(expenses), net		(13)	(419)
Loss on fair value of derivatives		(38,496)	(3,953)
Total Other Income/(Expenses), net		(47,526)	(11,884)

Net (Loss)/Income		$(79,765)	$20,045

EARNINGS/(LOSS) PER SHARE
Basic and diluted net (loss)/income per share		$(1.46)	$0.37
Basic and diluted weighted average number of common shares		54,549	54,547

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended March 31,
	2010	2009
Cash Flows from Operating Activities
Net (loss) / income	$(79,765)	$20,045

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	16,061	14,221
Impairment loss	71,509	—
Amortization of deferred drydocking and special survey costs	1,740	1,915
Amortization of finance and other costs	320	107
Written-off finance costs	—	412
Stock based compensation	27	16
Payments for drydocking/special survey	(258)	(4,720)
Gain on sale of vessel	(1,916)	—
Change in fair value of derivative instruments	10,713	(6,853)

(Increase)/Decrease in
Accounts receivable	(814)	333
Inventories	(275)	(425)
Prepaid expenses	(108)	(19)
Due from related parties	368	(4,563)
Other assets, current and long-term	(2,150)	935

Increase/(Decrease) in
Accounts payable	(366)	350
Accrued liabilities	(879)	6,506
Unearned revenue (including long-term)	(987)	912
Other liabilities, current and long-term	2,552	180
Net Cash provided by Operating Activities	15,772	29,352

Cash Flows from Investing Activities
Vessel acquisitions and additions including advances for vessel acquisitions	—	(131)
Vessels under construction	(75,631)	(132,882)
Proceeds from sale of vessels	1,764	—
Net Cash used in Investing Activities	(73,867)	(133,013)

Cash Flows from Financing Activities
Proceeds from long-term debt	57,860	67,550
Payments of long-term debt	(19,892)	(9,217)
Deferred finance costs	—	(1,349)
Treasury stock	(50)	—
Decrease of restricted cash	2,812	31,971
Net Cash provided by Financing Activities	40,730	88,955

Net Increase in Cash and Cash Equivalents	(17,365)	(14,706)
Cash and Cash Equivalents at beginning of period	122,050	120,720
Cash and Cash Equivalents at end of period	$104,685	$106,014

Supplementary Cash Flow information
Non-cash capitalized interest in vessels under construction	$4,417	$—
Progress payments of vessels under construction accrued	$35,250	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1      Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998, under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005.  In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation.  Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. On September 18, 2009, the Company filed and Marshall Islands accepted Articles of Amendment. Under the Articles of Amendment, the authorized capital stock of Danaos Corporation increased to 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 14, Stockholders’ Equity for additional information.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, Danaos’s consolidated financial position as of March 31, 2010, the consolidated results of operations for the three months ended March 31, 2010 and 2009 and the consolidated cash flows for the three months ended March 31, 2010 and 2009. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2009. The results of operations for the three months ended March 31, 2010, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Basis of Presentation and General Information (continuted)

As of December 31, 2009 (and as further described in the Company’s 2009 annual financial statements contained in its Annual Report on Form 20-F filed with the SEC on June 18, 2010), the Company was in breach of various covenants in its credit facilities, for some of which it had obtained waivers and for others it had not. The waivers the Company has obtained are for a period through October 1, 2010. Furthermore, as of March 31, 2010, there were further breaches for which the Company has not obtained waivers.  In addition, although the Company was in compliance with the covenants in its credit facility with KEXIM, and has obtained waivers of non-compliance with certain other covenants under other credit facilities as noted above, under the cross default provisions of its credit facilities the lenders could require immediate repayment of the related outstanding debt. Even though none of the lenders declared an event of default under the loan agreements, these breaches constituted defaults and potential events of default and, together with the cross default provisions in the various loan agreements, could result in the lenders requiring immediate repayment of all of the loans. During 2009, the Company’s lenders agreed to waive, and not to exercise their right to demand repayment of any amounts due under certain loan agreements as a result of, the December 31, 2008 and June 30, 2009 covenant breaches under certain of its loan agreements, and any future breaches of such covenants, through October 1, 2010. The current waiver agreements expire as of October 1, 2010, when the original covenants come back in force. The Company has deemed it is probable that it may not be able to comply with the original covenants at measurement dates that are within the next twelve months. In addition, the cross default provisions in the Company’s loan agreements and breaches existing under its credit facilities as of March 31, 2010 and December 31, 2009, as well as potential defaults and events of default under loan agreements with waivers expiring on October 1, 2010, could result in events of default under all of the Company’s affected debt and the acceleration of such debt by its lenders. In this respect, the Company classified its long-term debt of $2.3 billion as of March 31, 2010 and December 31, 2009 as current debt (for further details, refer to Note 11, Long-Term Debt). The Company continues to pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities.

While these condensed consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities during the normal course of operations, the conditions and events described above raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company’s inability to continue as a going concern other than the reclassification of $2.3 billion as of March 31, 2010 and December 31, 2009, respectively, of its long-term debt as current.

The Company has reached an agreement in principle, but it has not obtained yet formal approvals from all of the credit committees of the respective banks, for an agreement (the “Bank Agreement”) that will supersede, amend and supplement the terms of each of its existing credit facilities (other than its credit facilities with KEXIM and KEXIM Fortis) and provide for, among other things, revised amortization schedules, interest rates, financial covenants, events of defaults, guarantee and security packages, as well as New Credit Facilities available for certain of its currently non-financed newbuildings. Subject to the terms of the Bank Agreement and under the New Credit Facilities of $426.0 million, the lenders will continue to provide the Company’s existing credit facilities, will waive covenant breaches or defaults under its existing credit facilities, as well as amend covenants under such existing credit facilities in accordance with the Bank Agreement. The Bank Agreement will be conditioned upon the Company’s entry into the Intercreditor Agreement, the Hyundai Samho Vendor Financing of $190.0 million and the newbuilding cancellation agreement in relation to three 6,500 TEU vessels, the HN N-216, the HN N-217 and the HN N-218 (refer to Note 19, Subsequent Events), as well as a commitment letter for the new Citi-CEXIM Credit Facility of $203.4 million and the receipt of $200 million in net proceeds from equity issuances, including an investment by the Company’s Chief Executive Officer. In addition, as of June 30, 2010, the Company had approximately $308.1 million undrawn funds under its credit facilities, $21.2 million of restricted deposits designated for newbuilding progress payments, as well as available cash and cash equivalents.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Basis of Presentation and General Information (continued)

As of March 31, 2010, Danaos included the vessel owning (including vessels under contract and/or construction) companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Hanjin Montreal	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	AL Rayyan	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	YM Yantian	1989	3,908
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	1986	3,039
Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	1986	3,045
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	Hyunday Commodore	1992	4,651
Containers Services Inc.	May 30, 2002	Bunga Raya Tujuh	2004	4,253
Containers Lines Inc.	May 30, 2002	Bunga Raya Tiga	2004	4,253
Oceanew Shipping Ltd.	January 4, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Federal Marine Inc.	February 14, 2006	Hyunday Federal	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	MSC Marathon	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Maersk Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Maersk Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      Basis of Presentation and General Information (continued)

Company	Date of Incorporation	Vessel Name	Year Built(2)	TEU
Vessels under construction
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)(3)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)(6)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Hull No. S4005(1)	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate(4)	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	Hull No. N-215	2010	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires(5)	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos(7)	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hull No. N-221	2010	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hull No. N-222	2010	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hull No. N-223	2010	3,400
Teucarrier (No. 1) Corp.	January 31, 2007	Hull No. Z00001	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	Hull No. Z00002	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	Hull No. Z00003	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	Hull No. Z00004	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	2011	8,530
Cellcontainer (No. 6) Corp.	October 31, 2007	Hull No. S-461	2011	10,100
Cellcontainer (No. 7) Corp.	October 31, 2007	Hull No. S-462	2011	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	2011	10,100
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	2012	12,600
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	2012	12,600
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2012	12,600
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2012	12,600
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2012	12,600
Expresscarrier (No. 3) Corp.	March 5, 2007	Hull No. N-216(8)	—	6,500
Expresscarrier (No. 4) Corp.	March 5, 2007	Hull No. N-217(8)	—	6,500
Expresscarrier (No. 5) Corp.	March 5, 2007	Hull No. N-218(8)	—	6,500

(1)   Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million

(2)   Estimated completion year.

(3)   On May 17, 2010, the Company took delivery of the CMA CGM Nerval.

(4)   On May 19, 2010, the Company took delivery of the YM Mandate.

(5)   On May 27, 2010, the Company took delivery of the Hanjin Buenos Aires.

(6)   On July 2, 2010, the Company took delivery of the CMA CGM Rabelais.

(7)   On July 6, 2010, the Company took delivery of the Hanjin Santos.

(8)   On May 25, 2010, the Company signed a cancellation agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      Recent Accounting Pronouncements

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

This new guidance was effective for Company’s beginning in its first quarter of fiscal 2010 and its adoption did not have any significant impact on Company’s condensed consolidated financial statements.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for the Company for transfers of financial assets beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. The application of this new guidance did not have a significant impact on the Company’s condensed consolidated financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on the Company’s condensed consolidated financial statements.

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for the Company beginning in the first quarter of fiscal 2012. The adoption of the new standards has not had and is not expected to have a significant impact on the Company’s condensed consolidated financial statements.

Subsequent Events

In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and the Company adopted these new requirements in the first quarter of fiscal 2010.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3      Restricted Cash

Restricted cash is comprised of the following (in thousands):

	As of March 31, 2010	As of December 31, 2009
Retention	$93	$2,905
Restricted deposits	195,566	195,566
Total	$195,659	$198,471

Restricted deposits as of March 31, 2010, are analyzed as follows:

1.             An amount of $21.19 million is deposited with Aegean Baltic Bank and acts as collateral towards an issued performance guarantee by HSH Nordbank, which as of March 31, 2010 stands at $84.75 million. The restricted cash amount will be reduced so that at all times it represents 25% of the outstanding guaranteed amount.

2.             An amount of $2.35 million is deposited with Royal Bank of Scotland and acts as collateral towards an issued performance guarantee by Royal Bank of Scotland, which as of March 31, 2010 stands at $11.75 million. The restricted cash amount will be reduced so that at all times it represents 20% of the outstanding guaranteed amount.

3.             An amount of $172.03 million is deposited with Royal Bank of Scotland to be utilized towards progress payments for certain vessels that are being financed by the revolving credit facility that the Company has with the bank. The funds will be released gradually as progress payments to shipyards for the specific newbuildings become due and payable. On April 14, 2010, the Company signed a supplemental agreement to release the balance of its restricted cash with the bank of $169.9 million and the immediate application of such amount as prepayment of the $700.0 million senior revolving credit facility. The amount prepaid pursuant to this agreement will be available for re-drawing as progress payments to shipyards for specific newbuildings.

As of March 31, 2010, the Company recorded an amount of $195,659 thousand as current restricted cash (December 31, 2009: $154,078 thousand and $44,393 thousand as current and non-current restricted cash).

4      Fixed assets, net

Fixed assets consist of vessels. Vessels’ cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2009	$1,566,998	$(227,353)	$1,339,645
Additions	295,020	(60,906)	234,114
As of December 31, 2009	$1,862,018	$(288,259)	$1,573,759
Additions	97,649	(16,061)	81,588
Disposals	(11,721)	9,651	(2,070)
As of March 31, 2010	$1,947,946	$(294,669)	$1,653,277

i.              On January 2, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Monaco, for $63.8 million. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

ii.             On March 31, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Dalian, for $63.8 million. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

iii.            On June 26, 2009, the Company took delivery of a new-building 4,253 TEU vessel, the Zim Luanda, for $63.8 million. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

iv.            On September 28, 2009, the Company took delivery of a new-building 6,500 TEU vessel, the CMA CGM Moliere, for $91.5 million. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4      Fixed assets, net (continued)

v.             On January 22, 2010, the Company sold the MSC Eagle, a container built in 1978 with 1,704 TEU for $4.6 million, following its agreement in December 2009 to sell the vessel to an unrelated third party upon the termination of its time charter in January 2010. As security for the execution of the agreement, the Company had received an advance payment of 50% of the sale consideration in 2009. The Company realized a net gain on this sale of $1.9 million.

vi.            On March 12, 2010, the Company took delivery of a new-building 6,500 TEU vessel, the CMA CGM Musset, for $91.5 million. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $226.2 million as of March 31, 2010 and $222.3 million as of December 31, 2009. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the five year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

The cost of vessel acquired is the contracted price of vessel excluding any items capitalized during the construction period, such as interest expense.

5      Advances for Vessels under Construction

a)            Advances for vessels under construction were as follows (in thousands):

	As of March 31, 2010	As of December 31, 2009
Advance payments for vessels	$457,343	$501,544
Progress payments for vessels	587,183	612,645
Capitalized interest	76,016	79,899
Total	$1,120,542	$1,194,088

As of March 31, 2010, the Company had remitted the following installments:

i.              $155.6 million in relation to a construction contract with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for three containerships (the CMA CGM Nerval, the CMA CGM Rabelais and HN S4005) of 6,500 TEU each. The contract price of each vessel is $91.5 million. The CMA CGM Rabelais was delivered to the Company on July 2, 2010 and the HN S4005 is expected to be delivered to the Company in the 3rd quarter of 2010. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

ii.             $188.3 million in relation to construction contracts with China Shipbuilding Trading Company Limited for five 8,530 TEU containerships (the HN Z00001, the HN Z00002, the HN Z00003, the HN Z00004 and the HN 1022A). The contract price of each vessel is $113.0 million, except the HN 1022A, which has a contract price of $117.5 million. The vessels will be built by the Shanghai Jiangnan Changxing Heavy Industry Company Limited and they are expected to be delivered to the Company throughout 2011. The Company has arranged to charter these containerships under 12-year charters with a major liner company upon delivery of each vessel.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5      Advances for Vessels under Construction (continued)

iii.            $153.5 million in relation to construction contracts with Hanjin Heavy Industries & Construction Co Limited for five 6,500 TEU containerships (the YM Mandate, the HN N-215, the HN N-216, the HN N-217 and the HN N-218). The contract price of each vessel is $99.0 million for the HN N-214 and the HN N-215 and $95.0 million for the HN N-216, the HN N-217 and the HN N-218. The YM Mandate was delivered to the Company on May 19, 2010 and the HN N-215 is expected to be delivered to the Company in the 3rd quarter of 2010. The Company secured 18 year bareboat charters for two of the containerships and 15 year time charters for the remaining vessels with a major liner company upon delivery of each vessel. On May 25, 2010, the Company came to an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218. The Company has agreed to forfeit cash advances of $64.35 million paid to the shipyard, as well as $7.16 million of interest capitalized and other predelivery capital expenditures in relation to the construction of the respective newbuildings, refer to Note 18, Impairment Loss. In addition, the Company netted off accrued progress payments of $14.85 million and associated interest to shipyards of $0.55 with the respective liabilities due to the shipyard, in relation to the HN N-216 and the HN N-217 cancellation agreement.

iv.            $122.9 million in relation to a construction contract with Hanjin Heavy Industries & Construction Co, Ltd. for five containerships (the Hanjin Buenos Aires), the HN N-220, the HN N-221, the HN N-222 and the HN N-223) of 3,400 TEU each. The contract price of each vessel is $55.9 million. The Hanjin Buenos Aires was delivered to the Company on May 27, 2010 and the remaining vessels are expected to be delivered to the Company throughout 2010. The Company has arranged to charter each of these containerships under 10-year charters with a major liner company upon delivery of each vessel.

v.             $249.2 million in relation to a construction contract with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The vessels are expected to be delivered to the Company throughout the first half of 2012. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

vi.            $174.3 million with Hyundai Samho Heavy Industries Co. Limited for three 10,100 TEU containerships (the HN S-461, the HN S-462 and the HN S-463). The contract price of each vessel is $145.2 million. The vessels are expected to be delivered to the Company during the first half of 2011. The Company has arranged to charter each of these containerships under 12-year charters with a major liner company upon delivery of each vessel.

b)                    Advances for vessels under construction and transfers to vessels’ cost as of March 31, 2010 and December 31, 2009, were as follows (in thousands):

As of January 1, 2009	$1,067,825
Additions	420,984
Transfer to vessels’ cost	(294,721)
As of December 31, 2009	$1,194,088
Additions	111,214
Impairment loss	(71,509)
Write-off of accrued progress payments and capitalized interest to shipyards of newbuildings cancelled	(15,396)
Transfer to vessels’ cost	(97,855)
As of March 31, 2010	$1,120,542

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6      Deferred Charges

Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2009	$10,442	$5,656	$16,098
Additions	7,259	6,822	14,081
Written off amounts	—	(412)	(412)
Amortization	(8,295)	(889)	(9,184)
As of December 31, 2009	$9,406	$11,177	$20,583
Additions	258	—	258
Amortization	(1,740)	(320)	(2,060)
Written off due to sale of vessels	(89)	—	(89)
As of March 31, 2010	$7,835	$10,857	$18,692

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

7      Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of March 31, 2010	As of December 31, 2009
Fair value of swaps	$4,086	$3,762
Other non-current assets	7,926	5,622
Total	$12,012	$9,384

In October 30, 2009, the Company agreed with one of its charterers, Zim Integrated Shipping Services Ltd. (“ZIM”), revisions to charterparties for six of its vessels in operation, which keep the original charter terms in place with deferred, interest bearing payment terms. In this respect, the Company recorded a receivable in “Other non-current assets” of $6.7 million from ZIM, which will be cash settled in accordance with the agreement.

In respect of the fair value of swaps, refer to Note 12b, Financial Instruments — Fair Value Interest Rate Swap Hedges.

8      Accounts Payable

Accounts payable consisted of the following (in thousands):

	As of March 31, 2010	As of December 31, 2009
Suppliers, repairers	$60,779	$47,612
Insurers, agents, brokers	538	693
Other creditors	1,112	1,237
Total	$62,429	$49,542

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      Accounts Payable (continued)

As of December 31, 2009, the Company recognized a liability of $20.44 million in relation to three of its newbuilding vessels being built by Hanjin Heavy Industries & Construction Co. Ltd., the HN N-216, the HN N-217 and the HN N-220, based on the construction stage (steel cutting, steel cutting and keel laying, respectively) as described in the agreement with the shipyard. In addition, the Company recognized a liability of $16.95 million for the newbuilding vessel being built by Shanghai Jiangnan Changxing Heavy Industry Company Ltd., the HN Z0003.

As of March 31, 2010, an amount of $5.59 million in relation to HN N-220 was cash settled. On May 25, 2010, the Company came to an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218 and the outstanding amount due of $14.85 million as of March 31, 2010, would be forfeited. Refer to Note 19, Subsequent Events. Furthermore, the Company recognized a liability of $16.95 million for the newbuilding vessel being built by Shanghai Jiangnan Changxing Heavy Industry Company Ltd., the HN Z0004, based on the construction stage (steel cutting) as described in the agreement with the shipyard, which will be cash settled in 2010. The Company recognized a liability of $18.30 million in relation to its newbuilding vessel being built by Sungdong Shipbuilding & Marine Engineering Co. Ltd., the CMA CGM Rabelais, based on the construction stage (launching) as described in the agreement with the shipyard, which was cash settled in June 2010.

9      Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of March 31, 2010	As of December 31, 2009
Accrued payroll	$752	$912
Accrued interest	14,323	11,348
Accrued expenses	19,559	18,836
Total	$34,634	$31,096

The Company recorded accrued interest of $13.3 million and $10.3 million as of March 31, 2010 and December 31, 2009, respectively, in relation to the margin increase of its $700.0 million senior credit facility with Aegean Baltic Bank S.A., HSH Nordbank AG and Piraeus Bank in agreement with the terms and conditions of a commitment letter the Company has entered into in 2009, which will be cash settled in the third quarter of 2010.

Accrued expenses mainly consisted of accrued realized losses of cash flow interest rate swaps of $14.0 million and $13.6 million as of March 31, 2010 and December 31, 2009, respectively.

10   Other Current and Long-term Liabilities

Other current liabilities consisted of the following (in thousands):

	As of March 31, 2010	As of December 31, 2009
Fair value of swaps	$110,037	$100,065

Other long-term liabilities consisted of the following (in thousands):

	As of March 31, 2010	As of December 31, 2009
Fair value of swaps	$241,548	$207,493
Fair value hedged debt	5,973	6,000
Other long-term liabilities	4,258	1,706
Total	$251,779	$215,199

In respect of the fair value of swaps, refer to Note 12a, Financial Instruments — Cash Flow Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11   Long-Term Debt

Long-term debt as of March 31, 2010, consisted of the following (in thousands):

Lender	As of March 31, 2010	Current portion	Long-term portion	As of December 31, 2009	Current portion	Long-term portion
The Royal Bank of Scotland	$652,649	$652,649	$—	$652,649	$652,649	$—
HSH Nordbank	36,000	36,000	—	37,000	37,000	—
The Export-Import Bank of Korea (“KEXIM”)	67,824	67,824	—	70,417	70,417	—
The Export-Import Bank of Korea (“KEXIM”) & Fortis Bank	107,484	107,484	—	113,109	113,109	—
Deutsche Bank	180,000	180,000	—	180,000	180,000	—
Emporiki Bank of Greece	156,800	156,800	—	125,700	125,700	—
HSH Nordbank AG and Aegean Baltic Bank	664,325	664,325	—	675,000	675,000	—
Credit Suisse	130,950	130,950	—	121,050	121,050	—
Fortis Bank-Lloyds TSB- National Bank of Greece	253,200	253,200	—	253,200	253,200	—
Deutsche Schiffsbank- Credit Suisse- Emporiki Bank of Greece	120,414	120,414	—	103,553	103,553	—
Total	$2,369,646	$2,369,646	$—	$2,331,678	$2,331,678	$—

All loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

The Company must maintain the following financial covenants:

•                  maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•                  ensure that the aggregate market value of the Company’s vessels in its fleet exceeds 145.0% of its net consolidated debt at all times under its KEXIM Fortis and HSH Nordbank credit facilities;

•                  ensure that the ratio of the aggregate market value of the vessels in the Company’s fleet securing the applicable loan to its outstanding indebtedness under such loan at all times exceeds (i) 115% under its Emporiki Bank credit facility and (ii) a range from 120% to 130% under its other credit facilities (reduced to 100% under its RBS credit facility and its Credit Suisse credit facility, as well as 85% under its Deutsche Bank credit facility during the waiver period as described below);

•                  maintain adjusted stockholders’ equity in excess of 30.0% of the Company’s total market value adjusted assets;

•                  ensure that the Company’s total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% (or 75% under three of its credit facilities) of its total market value adjusted assets;

•                  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of the Company’s total indebtedness; and

•                  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11   Long-Term Debt (continued)

As of December 31, 2009 (and as further described in the Company’s 2009 annual financial statements contained in its Annual Report on Form 20-F filed with the SEC on June 18, 2010), the Company was in breach of various covenants in its credit facilities, for some of which it had obtained waivers and for others it had not. The waivers the Company has obtained are for a period through October 1, 2010. Furthermore, as of March 31, 2010, there are further breaches for which the Company has not obtained waivers. In addition, although the Company was in compliance with the covenants in its credit facility with KEXIM, and have obtained waivers of non-compliance with certain other covenants under other credit facilities as noted above, under the cross default provisions of its credit facilities the lenders could require immediate repayment of the related outstanding debt. Under the terms of the Bank Agreement for which the Company has reached an agreement in principle, the lenders under its existing credit facilities, other than under its KEXIM and its KEXIM-Fortis credit facilities, intend to waive any existing covenant breaches or defaults under its existing credit facilities, and agree to amend the covenants under the existing credit facilities in accordance with the terms of the Bank Agreement.

In this respect, the Company classified its long-term debt of $2.3 billion as of March 31, 2010 and December 31, 2009, respectively, as current debt. The Company continues to pay loan installments and accumulated or accrued interest as they fall due under its credit facilities.

12   Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

Derivative Financial Instruments:  The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12   Financial Instruments (continued)

a.  Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. If the forecasted transaction does not occur, the ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

The interest rate swap agreements converting floating interest rate exposure into fixed were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)	Floating Rate (Danaos receives)	Fair Value March 31, 2010	Fair Value December 31, 2009
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07% p.a.	USD LIBOR 3M BBA	$(23,104)	$(19,100)
RBS	03/16/2007	3/20/2009	3/20/2014	$200,000	4.922% p.a.	USD LIBOR 3M BBA	$(20,890)	$(19,264)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855% p.a.	USD LIBOR 3M BBA	$(9,959)	$(9,234)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875% p.a.	USD LIBOR 3M BBA	$(10,031)	$(9,310)
RBS	12/01/2006	11/28/2008	11/28/2013	$100,000	4.78% p.a.	USD LIBOR 3M BBA	$(9,688)	$(8,947)
HSH Nordbank	12/06/2006	12/8/2009	12/8/2014	$400,000	4.855% p.a.	USD LIBOR 3M BBA	$(41,932)	$(37,850)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124% p.a.	USD LIBOR 3M BBA	$(23,667)	$(21,650)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775% p.a.	USD LIBOR 3M BBA	$(23,648)	$(19,210)
RBS	09/13/2007	10/31/2007	10/31/2012	$500,000	4.745% p.a.	USD LIBOR 3M BBA	$(41,692)	$(40,333)
RBS	09/13/2007	9/15/2009	9/15/2014	$200,000	4.9775% p.a.	USD LIBOR 3M BBA	$(21,917)	$(20,011)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07% p.a.	USD LIBOR 3M BBA	$(8,666)	$(6,561)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12% p.a.	USD LIBOR 3M BBA	$(8,938)	$(6,828)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125% p.a.	USD LIBOR 3M BBA	$(14,477)	$(10,348)
Eurobank	12/06/2007	12/10/2007	12/10/2010	$200,000	3.8925% p.a.	USD LIBOR 3M BBA	$(4,923)	$(6,306)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975% p.a.	USD LIBOR 3M BBA	$(27,714)	$(25,290)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1% p.a.	USD LIBOR 3M BBA	$(22,429)	$(17,128)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98% p.a.	USD LIBOR 3M BBA	$(8,160)	$(6,070)
CITI	01/8/2008	1/10/2008	1/10/2011	$300,000	3.57% p.a.	USD LIBOR 3M BBA	$(7,395)	$(9,090)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695% p.a.	USD LIBOR 3M BBA	$(11,966)	$(8,035)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755% p.a.	USD LIBOR 3M BBA	$(10,389)	$(6,993)
Total fair value							$(351,585)	$(307,558)

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12   Financial Instruments (continued)

During 2009, the Company entered into agreements with the shipyards to defer the delivery of certain newbuildings, resulting in a reassessment of the forecasted debt required to build these vessels, in relation to the timing of forecasted debt drawdowns expected during the construction period of such vessels. The interest rate swaps entered by the Company in the past were based on the originally forecasted delivery of vessels and the respective debt drawdowns. The Company revised its estimates of the forecasted debt timing, which resulted in hedge ineffectiveness of $1.0 million recorded in the condensed consolidated statement of income, reclassification of $(6.0) million of unrealized losses from “Accumulated other comprehensive loss” in the condensed consolidated balance sheet to condensed consolidated statement of income and unrealized losses of $(13.6) million in relation to fair value changes of interest rate swaps for the first quarter of 2010, which were recorded in the condensed consolidated statement of income due to the retrospective effectiveness testing failure of certain swaps. The total fair value change of the interest rate swaps for the period January 1, 2010 to March 31, 2010, amounted to $(44.0) million. In addition, the Company has reclassified from “Accumulated other comprehensive loss” in the condensed consolidated balance sheet to condensed consolidated statement of income an amount of $(4.2) million in relation to deferred realized losses of cash flow hedges for the HN N-216, the HN N-217 and the HN N-218 following their cancellation.

The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into, in order to hedge the variability of that interest, are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. Realized losses on cash flow hedges of $11,737 thousand and $6,272 thousand were recorded in other comprehensive loss as of March 31, 2010 and 2009, respectively, and an amount of $30 thousand and $12 thousand was reclassified into earnings for the three months ended March 31, 2010 and 2009, respectively, representing its amortization over the depreciable life of the vessels.

b.   Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company’s fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. The Company considers its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevents earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are performed on a quarterly basis, on the financial statement and earnings reporting dates.

The interest rate swap agreements converting fixed interest rate exposure into floating were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)	Floating Rate (Danaos pays)	Fair Value March 31, 2010	Fair Value December 31, 2009
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$2,020	$1,865
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	$2,066	$1,897
Total fair value							$4,086	$3,762

The total fair value change of the interest rate swaps for the period from January 1, 2010 until March 31, 2010, amounted to $0.3 million, and is included in the Statement of Income in “Gain/(loss) on fair value of derivatives”. The related asset of $4.1 million is shown under “Other non-current assets” in the condensed consolidated balance sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2010 until March 31, 2010, was nil. The net ineffectiveness for the three months ended March 31, 2010, amounted to $0.3 million and is shown in the Statement of Income in Gain/(loss) on fair value of derivatives”.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12   Financial Instruments (continued)

Fair Value of Financial Instruments

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of March 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$4,086	$—	$4,086	$—

Liabilities
Interest rate swap contracts	$351,585	$—	$351,585	$—

Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 12(a)-(b) above for further information on the Company’s interest rate swap contracts.

The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of March 31, 2010, these financial instruments are in the counterparties’ favor.  The Company has considered its risk of non-performance and that of its counterparties in accordance with fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13   Commitments and Contingencies

Commitments

The Company, as of March 31, 2010 and December 31, 2009, had outstanding commitments of $1,608.6 million and $1,908.8 million, respectively, for the construction of container vessels as follows (in thousands):

Vessel	TEU	Contract Price	As of March 31, 2010	As of December 31, 2009
CMA-CGM Musset	—	—	—	36,600
CMA-CGM Nerval	6,500	91,500	27,450	27,450
CMA-CGM Rabelais	6,500	91,500	45,750	45,750
Hull S4005	6,500	91,500	45,750	45,750
YM Mandate	6,500	99,000	49,500	59,400
Hull N-215	6,500	99,000	59,400	69,300
Hull N-216*	—	—	—	74,250
Hull N-217*	—	—	—	79,200
Hull N-218*	—	—	—	79,200
Hanjin Buenos Aires	3,400	55,880	27,940	27,940
Hull N-220	3,400	55,880	27,940	33,528
Hull N-221	3,400	55,880	33,528	33,528
Hull N-222	3,400	55,880	33,528	33,528
Hull N-223	3,400	55,880	33,528	39,116
Hull Z00001	8,530	113,000	56,500	56,500
Hull Z00002	8,530	113,000	73,450	73,450
Hull Z00003	8,530	113,000	90,400	90,400
Hull Z00004	8,530	113,000	90,400	90,400
HN H 1022A	8,530	117,500	70,500	70,500
Hull S-456	12,600	166,166	116,316	116,316
Hull S-457	12,600	166,166	116,316	116,316
Hull S-458	12,600	166,166	116,316	116,316
Hull S-461	10,100	145,240	87,144	87,144
Hull S-462	10,100	145,240	87,144	87,144
Hull S-463	10,100	145,240	87,144	87,144
Hull S-459	12,600	166,166	116,316	116,316
Hull S-460	12,600	166,166	116,316	116,316
	185,450	$2,587,950	$1,608,576	$1,908,802

*                                         As of March 31, 2010, the Company expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, previously expected to be delivered in the first half of 2012. Aggregate remaining installment payments of $232.7 million in relation to the respective vessels, as of December 31, 2009, are included in the above table.

Contingencies

The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148.0 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of four vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37.0 million) as cash collateral at inception. As the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with HSH Nordbank is $21.19 million at March 31, 2010.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13   Commitments and Contingencies (continued)

The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, by which the Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of one vessel. The guarantee amount will be decreasing as installments are being paid by the Company and is scheduled to reduce to zero during the third quarter of 2010, when all of the installments that have been guaranteed are scheduled to have been remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.05 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. The restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland was $2.35 million at March 31, 2010.

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company’s results of operations, financial position and cash flows.

14   Stockholders’ Equity

On October 24, 2008, the Company’s Board of Directors approved a share repurchase program for the repurchase, from time to time, of up to 1,000,000 shares of the Company’s common stock (par value $0.01). As of December 31, 2008, the Company had re-acquired 15,000 shares for an aggregate purchase price of $88,156, which was reported as Treasury stock in the condensed consolidated Balance Sheet. During the three months ended March 31, 2010, the Company re-acquired 12,000 shares for an aggregate purchase price of $49,882, which was reported as Treasury stock in the condensed consolidated Balance Sheet.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The Plan was effective as of December 31, 2008. Pursuant to the terms of the Plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods. During the first quarter of 2009, the Company distributed shares of its treasury stock to the qualifying employees of the Manager in settlement of the 2,246 shares granted in 2008. As of December 31, 2009, no further shares were granted. On February 5, 2010, the Company granted 4,641 shares to certain employees of the Manager and recorded an expense of $19 thousand in “General and Administrative Expenses” representing the fair value of the stock granted as at the date of grant. The Company distributed 1,160 shares of its treasury stock to the qualifying employees of the Manager as of April 1, 2010 in settlement of the shares granted. Remaining shares will be distributed within 2010.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. During the first quarter of 2010 one director elected to receive in Company shares 50% of his compensation. On the last business day of the first quarter of 2010, rights to receive 1,804 shares in aggregate for the three months ended March 31, 2010, were credited to the Director’s Share Payment Account. As of March 31, 2010, $8 thousand were reported in “Additional Paid-in Capital” in respect of these rights. Following December 31 of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the first quarter of 2010, the Company distributed 8,228 shares to Directors of the Company from its treasury stock in settlement of shares granted as of December 31, 2009. The remaining 4,882 shares were distributed as of April 1, 2010.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15   Comprehensive Income/(Loss)

Other Comprehensive (Loss)/Income for the three months ended March 31, 2010 and 2009, was $(33.0) million and $34.9 million, respectively. The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. The amounts in accumulated comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into in order to hedge the variability of that interest are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset. Total comprehensive income/(loss) for the three months ended March 31, 2010 and 2009 was $(112.7) million and $55.0 million, respectively.

16   Earnings/(Loss) per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	March 31, 2010	March 31, 2009
	(in thousands)
Numerator:
Net (loss) / income	$(79,765)	$20,045

Denominator (number of shares):
Basic and diluted weighted average common shares outstanding	54,549	54,547

17   Sale of vessels

On January 22, 2010, the Company sold and delivered the MSC Eagle. The sale consideration was $4.6 million. The Company realized a net gain on this sale of $1.9 million. The MSC Eagle was over 30-years old and was generating revenue under its time charter, which expired in early January 2010. In December 2009, the Company received an advance payment of 50% of the sale consideration as security for the execution of the agreement.

No vessels were sold by the Company in the first quarter of 2009.

18   Impairment Loss

On March 31, 2010, the Company expected to enter into an agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012, and recorded impairment loss of $71.5 million consisted of cash advances of $64.35 million paid to the shipyard and $7.16 million of interest capitalized and other predelivery capital expenditures paid in relation to the construction of the respective newbuildings. On May 25, 2010, the Company signed the cancellation agreement.

No impairment loss was recorded in the first quarter of 2009.

19   Subsequent Events

The Company has evaluated its subsequent events as of the date of issuance of the financial statements.

On April 14, 2010, the Company signed a supplemental agreement with the Royal Bank of Scotland to release the balance of its restricted cash with the bank of $169.9 million and the immediate application of such amount as prepayment of the $700.0 million senior revolving credit facility. The amount prepaid pursuant to this agreement will be available for re-drawing as progress payments to shipyards for specific newbuildings.

On May 17, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Nerval. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

On May 19, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the YM Mandate. The vessel has been deployed on a 18-year bareboat charter with one of the world’s major liner companies.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19   Subsequent Events (continued)

On May 25, 2010, the Company signed a cancellation agreement with Hanjin Heavy Industries & Construction Co. Ltd. to cancel three 6,500 TEU newbuilding containerships, the HN N-216, the HN N-217 and the HN N-218, initially expected to be delivered in the first half of 2012.

On May 27, 2010, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Buenos Aires. The vessel has been deployed on a 10-year time charter with one of the world’s major liner companies.

On July 2, 2010, the Company took delivery of the newbuilding 6,500 TEU vessel, the CMA CGM Rabelais. The vessel has been deployed on a 12-year time charter with one of the world’s major liner companies.

On July 6, 2010, the Company took delivery of the newbuilding 3,400 TEU vessel, the Hanjin Santos. The vessel has been deployed on a 10-year time charter with one of the world’s major liner companies.